NEWS RELEASE

June 8, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

MERIT GOLD PROJECT OPTIONED

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX) is pleased to announce that it has formed an option agreement on its wholly owned Merit Gold Prospect in the Spences Bridge Gold Belt, British Columbia with Sunburst  Explorations Inc. (“Sunburst”), a private company, which can earn up to a 60% interest in the property by spending $C3MM on exploration, and issuing Almaden 700,000 shares of Sunburst shares within five years from the listing of the stock on the TSX Venture Exchange (TSX-V). Sunburst has until May 31, 2011 to be listed on the TSX-V. Sunburst has agreed to a firm commitment of $C100,000 in exploration expenditures which must be completed by December 31, 2010. Sunburst has started an exploration program consisting of IP geophysics to better define the currently known exploration targets for a future drill program.

This Merit Project covers veins outcropping intermittently along a strike length of 2,700 metres and is highlighted by two segments of exposed alteration and mineralization called Discovery Hill and Sullivan's Ridge zones. During the field seasons of 2004 and 2005 an initial property evaluation of the Merit Property was carried out by Almaden. The program included prospecting and reconnaissance rock sampling, soil sampling, geological mapping and hand trenching on two of the three mineral zones identified to date. Highlights of this work include average gold analyses of 965 ppb (0.97 g/t) from all 115 reconnaissance rock samples, with values up to 7.9 g/t gold, and three contiguous channel samples which average 7.2 g/t gold across a 1.8 meter true width section of outcropping quartz veining and altered host rock exposed by trenching in the main (Sullivan Ridge) zone. A preliminary IP geophysical survey was conducted in 2009 by Almaden which resulted in the definition of a chargeability/resistivity high anomaly under the area of surface geochemistry and trenching.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release. Analyses reported from work conducted by Almaden were carried out at Acme Analytical Labs of Vancouver ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.